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                                                                  EXHIBIT (a)(6)

IRVINE, Calif., December 14 -


     Earlier today, the District Court of Jefferson County (172nd Judicial District) in the matter of David Packard v. eMachines, Inc., (Case No. 165,336) issued a Temporary Restraining Order and Order Setting Hearing for Preliminary Injunction (the "Order"). The Order was sought by Intervenor Plaintiff John Hock. The underlying case is a class action seeking recovery for alleged defects relating to the floppy disk controllers contained in certain of eMachines' computers. The Order states that Intervenor Plaintiff, and similarly situated parties would be irreparably injured upon the merger of eMachines and EM Holdings because eMachines would be left with insufficient funds to satisfy the alleged claims of the Intervenor Plaintiff and similarly situated parties.

     The Order restrains eMachines (including its officers and directors) from "merging with EM Holdings, Inc. and from using the assets of eMachines to pay or satisfy any debts or obligations of another person, including any shareholder or corporation who acquires its stock or whose stock it acquires or who is part of or merges with eMachines or who is in any way related to the transaction with EM Holdings, Inc."

     The Court set a hearing on the preliminary injunction for December 31, 2001. The Court ordered the Intervenor plaintiff to post a bond in the amount of $5,000.00. The temporary restraining order expires on December 28, 2001 at 5 p.m.

     The Company is in the process of reviewing alternatives relating to an appeal or other review of the Order.

     EM Holdings has been provided a copy of the Order and has retained separate counsel to determine what actions, if any, it may take to overturn the Order. EM Holdings' president, Lap Shun (John) Hui, stated "EM Holdings remains committed to the terms of the transaction set forth in our tender offer. We believe the offer is fair to all shareholders and is in the best interest of eMachines and its customers. We intend to vigorously contest the Order."


About eMachines, Inc.

eMachines, Inc. (OTCBB:EEEE) is a leading provider of affordable, high-value personal computers. Founded in September 1998, eMachines began selling its low-cost eTower(R) desktop computers in November 1998. In June 1999, eMachines sold the third-highest number of PCs through retailers in the United States, according to leading market research organizations, and presently holds this number three market share position. Since inception, eMachines has shipped more than four-million PCs through leading national and international retailers, catalog and online merchandisers. Approximately one of every two eMachines consumers is a first-time PC buyer, based on owner registrations with eMachines. eMachines' Web site is located at http://www.emachines.com.


Where to Find More Information


Holders of securities should read each of the tender offer statement on Schedule TO (including a "going-private" Transaction Statement on Schedule 13e-3) filed by EM Holdings and the Solicitation/Recommendation Statement on Schedule 14d-9 filed by eMachines with the U.S. Securities and Exchange Commission, as each contains important information about the tender offer. Investors can obtain such tender offer statement on Schedule TO and such Solicitation/Recommendation Statement on Schedule 14d-9 and Transaction Statement on Schedule 13E-3, and other documents to be filed by EM Holdings and eMachines, for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov. In addition, the Schedule 14d-9 and Transaction Statement on Schedule 13E-3 and other documents to be filed with the U.S. Securities and Exchange Commission by eMachines may be obtained free of charge from eMachines by directing a request to: Shareholder Information, 14350 Myford Road, Bldg. 100, Irvine, CA 92606.

This press release may contain forward-looking statements relating to future events and results that are based on eMachines' current expectations. These statements relate to the outlook and prospects for eMachines and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, litigation in which eMachines is or may become involved, the ability of eMachines to consummate the transaction with EM Holdings, the level of demand for eMachines' products and services, eMachines' and its suppliers' ability to timely develop, deliver, and support new and existing products and services, eMachines' ability to manage and liquidate its inventory, reduce operating expenses and predict changes in the PC market, the cost and availability of key product components, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, eMachines' ability to enter new markets and improve customer service, and overall market conditions, including demand for computers.